UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-39833

EZGO Technologies Ltd.

(Registrant’s Name)

Building #A, Floor 2, Changzhou Institute of Dalian University of Technology,

Science and Education Town,

Wujin District, Changzhou City

Jiangsu, China 213164

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Resignation of a Board Member

On July 9, 2021, Junying Sun resigned from his position as a member of the Board of Directors (the “Board”), member of the Audit Committee, member of the Nominating and Corporate Governance Committee and Chairperson of the Compensation Committee of EZGO Technologies Ltd. (the “Company”) due to personal reasons. Ms. Sun’s decision to resign did not arise or result from any disagreement with the Board or the Company on any matter relating to the Company’s operations, policies or practices.

Appointment of a Board Member

Effective on July 9, 2021, the Board appointed Guanghui Yang to serve as a director on the Board, member of the Audit Committee, member of the Nominating and Corporate Governance Committee and Chairperson of the Compensation Committee to fill in the vacancy created by Ms. Sun’s resignation until the Company’s next general meeting called for the election of directors.

Mr. Guanghui Yang is an associate professor in the School of Economics of Shenzhen University since May 1997. From June 1987 to May 1997, he was a lecturer in the Department of Economics of Shenzhen University. Mr. Yang has served as a member of Shenzhen Statistical Investigation Expert Group since November 2012. From April 2008 to April 2009, he served as an expert in the Science and Technology Bureau of Shenzhen Nanshan District. From November 2004 to November 2007, he served as a member of Shenzhen Population and Family Planning Expert Committee. Mr. Yang received a bachelor’s degree in Mathematics from Lanzhou University in 1982, a master’s degree in Applied Mathematics from Huazhong University of Science and Technology in 1987 and a doctoral degree in Statistics from Xiamen University in 2006.

Mr. Yang is an independent director under the applicable rules and regulations of the SEC and rules of Nasdaq. He has no family relationships with any of the executive officers or directors of the Company. There are no arrangements or understandings with major shareholders, customers, suppliers or others, pursuant to which Mr. Yang was selected as a director.

On July 10, 2021, the Company entered into a Director Offer Letter with Mr. Yang pursuant to which Mr. Yang shall receive an annual compensation of RMB50,000 (approximately $7,716). The Director Offer Letter is qualified in its entirety by reference to its complete text, which is filed hereto as Exhibits 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Director Offer Letter, dated July 10, 2021, by and between the Company and Guanghui Yang

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZGO Technologies Ltd.

By:	/s/ Jianhui Ye
Name:	Jianhui Ye
Title:	Chief Executive Officer

Date: July 16, 2021

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